A2Z Smart Technologies Corp.

1600-609
Vancouver, British Columbia V7Y 1C3
Canada

April 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	A2Z Smart Technologies Corp.
Registration Statement on Form F-3 File No. 333-271226

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, A2Z Smart Technologies Corp. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced registration statement so as to become effective on Friday, April 21, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Once the registration statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP, by calling Avital Perlman at 212-930-9700.

Very truly yours,

A2Z Smart Technologies Corp.

/s/ Gadi Levin
By:	Gadi Levin
Title:	Chief Financial Officer